25,293,684 SHARES

                             WASHINGTON MUTUAL, INC.

                                  COMMON STOCK



     This Prospectus relates to 25,293,684 shares (the "Shares") of common stock, no par value ("Common Stock"), of Washington Mutual, Inc., a Washington corporation ("Washington Mutual" or the "Company") owned by certain stockholders of the Company identified herein (collectively, the "Selling Stockholders"). See "Selling Stockholders." The shares of Common Stock offered hereby were issued in connection with a transaction (the "Transaction") pursuant to which Washington Mutual acquired Keystone Holdings, Inc. ("Keystone Holdings") and the direct and indirect subsidiaries of Keystone Holdings, including American Savings Bank, F.A. The Company will not receive any proceeds from the sale of the Shares hereunder.

     The Selling Stockholders may from time to time sell the Shares in underwritten public offerings, on The Nasdaq Stock Market, on any other national securities exchange or automated quotation system on which the Common Stock may be listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The Shares may be sold directly or through brokers or dealers. See "Plan of Distribution."

     The Company will receive no part of the proceeds of any sales made hereunder. See "Use of Proceeds." All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders. See "Selling Stockholders."

     The Selling Stockholders and any broker-dealers participating in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "1933 Act"), and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the 1933 Act.

     The Company's Common Stock is quoted on The Nasdaq Stock Market, under the symbol "WAMU." On October 21, 1997, the last reported sale price of the Common Stock on The Nasdaq Stock Market was $70.00 per share.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is October 22, 1997.

                              AVAILABLE INFORMATION

     Washington Mutual is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Washington Mutual with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center (13th Floor), New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, at prescribed rates. The Commission also maintains a Web site that contains copies of reports, proxy and information statements and other information regarding registrants that file electronically, including the Company, with the Commission at http://www.sec.gov. In addition, material filed by Washington Mutual can be inspected at the offices of the National Association of Securities Dealers, Inc., Report Section, 1735 K Street, N.W., Washington, D.C. 20006. This Prospectus does not contain all of the information set forth in the Registration Statement on Form S-3 and exhibits thereto which the Company has filed with the Commission and to which reference is hereby made.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by Washington Mutual (File No. 0-25188) are incorporated herein by reference: (a) Annual Report on Form 10-K for the year ended December 31, 1996, as amended by Form 10-K/A dated April 25, 1997 (the "1996 Washington Mutual 10-K"); (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; (c) Current Reports on Form 8-K dated March 6, 1997, March 24, 1997, as amended on March 26, 1997; March 28, 1997; April 1, 1997; April 3, 1997; April 10, 1997; April 15,
1997; April 28, 1997; April 30, 1997; May 2, 1997; May 5, 1997; May 6, 1997; May
8, 1997; May 15, 1997; May 20, 1997; July 15, 1997;  August 12, 1997;  September
12, 1997;  September 25, 1997;  0ctober 10, 1997;  and October 22, 1997; and (d)
the description of Washington Mutual capital stock contained in Item 5 of Current Report on Form 8-K dated November 29, 1994.

     The following documents filed with the Commission by Great Western Financial Corporation (File No. 1- 4075) are incorporated herein by reference:
(a) Annual Report on Form 10-K for the year ended December 31, 1996, as amended by Form 10-K/A filed May 9, 1997 (the "1996 Great Western 10-K"); and (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997.

     All documents filed by Washington Mutual pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof shall be deemed to be incorporated herein by reference and to be a part hereof from the date of such filing.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Such documents (other than exhibits to such documents unless such exhibits are specifically incorporated therein by reference) relating to Washington Mutual are available without charge upon request to: Washington Mutual, Inc., 1201 Third Avenue, Seattle, Washington 98101, attention: Investor Relations.

                                   THE COMPANY

     The following is a summary of certain information contained in documents incorporated herein by reference and is not intended to be complete and is qualified in its entirety by the more detailed information contained in the other documents incorporated herein by reference.

General

     Washington Mutual provides a broad range of financial services to individuals and small businesses in twenty seven states, with its primary operations located in Washington, California, Oregon, Florida and Utah.
Washington Mutual operates through its principal subsidiaries, including its banking subsidiaries, Washington Mutual Bank ("WMB"), Washington Mutual Bank, FA ("WMBFA"), and Washington Mutual Bank fsb ("WMBfsb"), its consumer finance subsidiary Aristar Inc. ("Aristar") and its insurance subsidiary, WM Life Insurance Co. ("WM Life"). Financial services of Washington Mutual include the traditional savings bank activities of accepting deposits from the general public and making residential loans, consumer loans and limited types of commercial real estate loans (primarily multi-family residential property loans) and, more recently, certain commercial banking activities. Washington Mutual, through other subsidiaries, also issues and markets annuity contracts and is the investment advisor to and distributor of mutual funds.

     On July 1, 1997, Washington Mutual completed a merger of Great Western Financial Corporation ("Great Western") into a wholly-owned subsidiary of Washington Mutual and thereby acquired Great Western Bank ("GW Bank") and Aristar. At September 30, 1997, Washington Mutual operated branches, primarily in Washington, California, Oregon and Florida. In addition, Aristar operated consumer finance offices in 23 states. At June 30, 1997, on a restated basis with Great Western, Washington Mutual had total assets of $92.5 billion, total deposits of $51.8 billion and stockholders' equity of $5.2 billion.

     The Company has entered into a definitive agreement to sell WM Life. The sale is expected to close in December 1997.

     The principal executive offices of Washington Mutual are located in the Washington Mutual Tower, 1201 Third Avenue, Suite 1500, Seattle, Washington 98101, and its telephone number is (206) 461-2000.

Operations After the Merger with Great Western

     Washington Mutual intends to utilize the Washington Mutual marketing and sales products and systems which it has been installing in the ASB system and to provide these same products and systems to the former Great Western system. Washington Mutual also intends to consolidate and coordinate the operations, sales, marketing and product selection of its broker-dealer subsidiaries.

     Washington Mutual and Great Western used the same information and data processing systems for certain major functions, including the Hogan system for deposit operations, the Alltel system for loan servicing and the EDS system for item processing. It is expected that Great Western's Hogan System will be upgraded to the more current version used by Washington Mutual and that the other systems will be converted into Washington Mutual's systems. Washington Mutual will also introduce its LoanWorks systems for loan origination throughout the Great Western network.

     On October 1, 1997, GW Bank was merged with and into ASB, with ASB as the surviving corporation. At the time of the merger, the name of the surviving corporation was changed to "Washington Mutual Bank, FA."

     Washington Mutual intends to close approximately 100 branch offices in California and Florida, and approximately 100 loan offices in California, Washington and other states; consolidate other bank premises and facilities and outsource the corporate properties management function; adopt a common branch operating system, with an attendant reduction in per deposit account origination and maintenance costs; reduce aggregate advertising expenditures due to market overlap between ASB and GW Bank locations and duplicative staff functions in marketing and research; eliminate duplicative back office functions, particularly in the accounting, finance and human resources areas; reduce GW Bank's current cost to originate a loan (which brings such costs to a level that more closely approximates the industry average and is still above the comparable cost of such originations at Washington Mutual), and reduce the cost to service loans, again to a level that is below the current GW Bank cost but still above the current cost at Washington Mutual.

     Washington Mutual intends to continue its strategy of continuously analyzing returns on capital from various business activities and product lines and maintaining flexibility in the use of capital in order to take advantage of business opportunities that arise, whether through increased loan production, purchases of loans or mortgage-backed securities, or acquisitions of other companies. Washington Mutual anticipates that the merger with Great Western will provide it with a stronger capital base and greater flexibility to pursue this growth strategy through efficient leveraging of capital and capital management strategies to facilitate that growth by allocating capital to the most productive business opportunities. Washington Mutual has no present intention of instituting a common stock repurchase program.

                              SELLING STOCKHOLDERS

     The Selling Stockholders consist of certain persons and entities who received shares of Common Stock in connection with the merger of Keystone Holdings with the Company. The following table sets forth the number of shares of Common Stock beneficially owned by each of the Selling Stockholders. Except for David Bonderman and J. Taylor Crandall, who each became a director of the Company in January 1997, and Robert M. Bass who has the right to nominate one member of the Company's Board of Directors, none of the Selling Stockholders has held any position or office or otherwise had a material relationship with the Company within the past three years other than as a result of the ownership of the shares of Common Stock of the Company. The shares of Common Stock offered by this Prospectus may be offered from time to time by the Selling Stockholders named below. The Selling Stockholders collectively own approximately 9.8% of all shares of Common Stock outstanding, based on 257,176,811 shares of Common Stock outstanding on September 30, 1997 (excluding 8,000,000 shares of Common Stock held in escrow for the benefit of the former shareholders of Keystone Holdings and the FSLIC Resolution Fund and their transferees).

                                                                                         Shares
Selling Stockholders                                                                Beneficially Owned
--------------------                                                                ------------------
Acadia Partners, L.P...................................................                 5,426,923
WAMU Partners..........................................................                 4,915,473
Robert M. Bass.........................................................                 4,906,025
Bernard J. Carl........................................................                 1,451,490
David Bonderman........................................................                 1,273,814
Capital Partnership....................................................                   938,658
Bank of America, NT & SA, Trustee of the
Mario J. Antoci and M. Diane Antoci Trust DTD 01-16-91.................                   911,611
Netcong Newton Partners, L.P...........................................                   610,045
David M. Schwarz.......................................................                   610,045
Peter T. Joseph........................................................                   543,435
Andrew E. Furer........................................................                   520,656
KH Carl Partners, L.P..................................................                   462,700
James G. Coulter.......................................................                   315,455
KH Group Management, Inc...............................................                   303,858
Thomas J. Barrack, Jr..................................................                   277,985
William E. Oberndorf...................................................                   228,465
Barnum Trust...........................................................                   191,278
Chester W. Carlock.....................................................                   157,827
Daniel L. Doctoroff 1996 GRAT (New American)...........................                   125,639
J. Taylor Crandall.....................................................                   100,000
Glenn R. August........................................................                    83,781


                                        4





Barry R. Jackson.......................................................                    82,802
The Peter T. Joseph Foundation.........................................                    66,610
Peter G. Mulvihill.....................................................                    59,001
David G. Offensend.....................................................                    51,317
Steven B. Gruber.......................................................                    51,317
Anthony P. Scotto......................................................                    49,167
FW-HY Partners, L.P....................................................                    40,743
William P. Hallman, Jr.................................................                    40,000
Linda L. Leahy, Trustee of the
Barrack Children's Trust U/D/T.........................................                    37,470
Richard C. Blum Irrevocable Children's Trust...........................                    33,725
J. Bruce Boisture......................................................                    29,517
Jeffrey J. Keenan......................................................                    26,051
Cotham Family Partners, L.P............................................                    24,982
William T. Coleman, Jr.................................................                    24,980
John M. Lewis..........................................................                    24,980
Alan Henry Family Trust................................................                    24,980
Ronald N. Beck.........................................................                    23,600
John M. Stevenson......................................................                    22,980
Rosecliff, Inc.........................................................                    18,365
Daniel L. Doctoroff 1994 GRAT (New American)...........................                    18,315
Billie J. Ellis, Jr....................................................                    15,738
Mary Ellis.............................................................                    14,988
Daniel L. Doctoroff....................................................                    13,382
Oak Hill Partners, Inc.................................................                    12,980
Dee J. Kelly...........................................................                    12,491
Kevin G. Levy..........................................................                    12,491
Robert V. DiPauli......................................................                    12,491
Thomas L. Kempner & William A. Perlmuth, Trustees U/W
Carl M. Loeb, FBO Thomas L. Kempner....................................                    11,241
Annette K. Boisture,
Custodian for benefit of Katherine A. Boisture.........................                     8,850
Mark L. Hart, Jr.......................................................                     8,491
Gerald E. Schultz......................................................                     8,327
David Mills............................................................                     7,698
Benjamin Diesbach......................................................                     6,246
Shirley Ann Moore......................................................                     6,246
Molly M. South.........................................................                     6,245
Annette K. Boisture,
Custodian for benefit of Leigh C. Boisture.............................                     5,310
John J. Geisler........................................................                     3,540
Ian G. Wallace.........................................................                     3,540
N. Colin Lind..........................................................                     2,498
Gary W. Reese..........................................................                     2,498
Neal K. Aronson........................................................                     2,360
Anna E. Boisture,
Connecticut Uniform Gifts to Minors Act................................                     2,213
Joel R. Pafford........................................................                     1,746
David L. Bucy..........................................................                     1,249
Susan Bonner...........................................................                     1,249
Carl Ernst.............................................................                     1,249
Richard L. Brasher.....................................................                     1,249
Robert J. Klein........................................................                       513
Stephen Tredennick.....................................................                       500
                                                                                 ----------------
         Total.........................................................                25,293,684
                                                                                   ==============

                              PLAN OF DISTRIBUTION

     The Shares may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made in an underwritten public offering, on The Nasdaq Stock Market, on any national securities exchange on which the Common Stock is listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The Shares may be sold directly or through brokers or dealers. The methods by which the Shares may be sold include: (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) privately negotiated transactions. In effecting sales, brokers and dealers engaged by Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from Selling Stockholders (or, if any such broker-dealer acts as agent for the purchaser of such Shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the Selling Stockholders to sell a specified number of such Shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Stockholder, to purchase as principal any unsold Shares at the price required to fulfill the broker-dealer commitment to such Selling Stockholder. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions (which may involve crosses and block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such Shares commissions as described above.

     In connection with the distribution of the Shares, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also sell the Shares short and redeliver the Shares to close out the short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares. The Selling Stockholders may also loan or pledge the Shares to a broker-dealer and the broker-dealer may sell the Shares so loaned or upon a default the broker-dealer may effect sales of the pledged Shares. In addition to the foregoing, the Selling Stockholders may enter into, from time to time, other types of hedging transactions.

     The Selling Stockholders and any broker-dealers participating in the distributions of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the 1933 Act and any profit on the sale of Shares by the Selling Stockholders and any commissions or discounts given to any such broker-dealer may be deemed to be underwriting commissions or discounts under the 1933 Act.

     The Shares may also be sold pursuant to Rule 144 under the 1933 Act beginning one year after the Shares were issued.

     The Company has filed the Registration Statement, of which this Prospectus forms a part, with respect to the sale of the Shares. The Company has agreed to use its best efforts to keep the Registration Statement current and effective for a period commencing on the effective date of the Registration Statement and terminating 36 months after the Registration Statement is declared effective by the Commission. There can be no assurance that the Selling Stockholders will sell any or all of the Shares offered hereunder.

     The Company will pay all of the expenses incident to the offering and sale of the Shares, other than commissions, discounts and fees of underwriters, dealers or agents.

                                     EXPERTS

     The supplemental consolidated financial statements of Washington Mutual as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of Deloitte & Touche llp, independent auditors. Insofar as the report of Deloitte & Touche llp relates to the amounts included for Great Western Financial Corporation and subsidiaries for 1996, 1995 and 1994, and for Keystone Holdings, Inc. and subsidiaries for 1995 and 1994, it is based solely on the reports of Price Waterhouse LLP, independent accountants for Great Western Financial Corporation and subsidiaries for the years then indicated, and KPMG Peat Marwick LLP, independent auditors for Keystone Holdings, Inc. and subsidiaries for the years then indicated, incorporated by reference herein, given upon the authority of said firms as experts in accounting and auditing.

     The consolidated financial statements of Great Western Financial Corporation incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A for the year ended December 31, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.

                                  LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby has been passed upon by Foster Pepper & Shefelman PLLC, counsel to Washington Mutual. As of September 30, 1997, individual members of Foster Pepper & Shefelman PLLC owned an aggregate of 19,506 shares of Common Stock.